UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM SD

Specialized Disclosure Report

______________

MILLER INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Tennessee	001-14124	62-1566286
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8503 Hilltop Drive, Ooltewah, Tennessee 37363

(Address of Principal Executive Offices) (Zip Code)

Frank Madonia

Executive Vice President, Secretary and General Counsel

(423) 238-4171

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended ___________.

Section 1Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Miller Industries, Inc. (the “Company”) has evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”). As a result, the Company has exercised due diligence on the source and chain of custody of the 3TG minerals.

A copy of the Company's Conflict Minerals Report for the fiscal year ended December 31, 2023 is filed as Exhibit 1.01 hereto and is available on the Company’s website at www.millerind.com/investors under “Corporate Governance”.

Item 1.02Exhibit

A copy of the Company’s Conflict Minerals Report for the fiscal year ended December 31, 2023 is attached hereto as Exhibit 1.01 and incorporated herein by reference.

Section 2Resource Extraction Issuer Disclosure

Item 2.01Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3Exhibits

Item 3.01Exhibits

Exhibits No.	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Miller Industries, Inc. (Registrant)
By: /s/ Frank Madonia
Frank Madonia
Executive Vice President, Secretary and General Counsel

Date: May 30, 2024